UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PBF Logistics LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

69318Q104

(CUSIP Number)

Trecia M. Canty, Esq.

Senior Vice President, General Counsel and Secretary

PBF Energy Inc.

One Sylvan Way, Second Floor

Parsippany, New Jersey 07054

(973) 455-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 69318Q104

1.	Name of Reporting Person: PBF Energy Inc.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 29,953,631 (1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 29,953,631 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,953,631 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 47.9%(1)
14.	Type of Reporting Person: CO, HC

1.	Based upon 62,597,855 Common Units issued and outstanding as of April 22, 2022, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 (“Form 10-Q”).
2.

PBF Energy Inc. is the sole managing member of PBF Energy Company LLC (“PBF LLC”) and operates and controls all of PBF LLC’s business and affairs and consolidates the financial results of PBF LLC, which directly owns all of the Common Units.

CUSIP No.: 69318Q104

1.	Name of Reporting Person: PBF Energy Company LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 29,953,631 (1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 29,953,631 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,953,631
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 47.9%(1)
14.	Type of Reporting Person: OO

1.	Based upon 62,597,855 Common Units issued and outstanding as of April 22, 2022, as provided in the Form 10-Q.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended by adding the following:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the common units representing limited partner interests (the “Common Units”) in PBF Logistics LP (the “Issuer”) that the Reporting Persons are deemed to beneficially own. The Issuer’s principal executive offices are located at One Sylvan Way, Second Floor, Parsippany, New Jersey 07054. This Amendment No.1 amends and supplements the statement on the Schedule 13D originally filed with the Securities and Exchange Commission on March 1, 2019 (the “Schedule 13D”). Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the respective meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) PBF Energy Inc. (“PBF Energy”), a Delaware corporation that is the sole managing member of PBF Energy Company LLC (“PBF LLC”), owns approximately 99.2% of the economic interests in PBF LLC (as of March 31, 2022) and operates and controls all of PBF LLC’s business and affairs and consolidates the financial results of PBF LLC and its subsidiaries. PBF Energy also indirectly owns a non-economic general partner interest in the Issuer through PBF Logistics GP LLC (“Issuer GP”), the general partner of the Issuer and a wholly owned subsidiary of PBF LLC.

The Reporting Persons have entered into a joint filing agreement in accordance with Rule 13d-1(k) of the Act, dated as of June 24, 2022, a copy of which is attached to Amendment No.1 as Exhibit 5.

The name of each director and executive officer of PBF Energy, and each individual’s principal occupation and citizenship, is set forth on Schedule I to Amendment No. 1.

(ii) PBF LLC, a Delaware limited liability company that is managed by PBF Energy.

(d) Within the last five years, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any person named in Schedule I has been convicted in any criminal proceedings.

(e) Within the last five years, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any person named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On June 23, 2022, the board of directors of PBF Energy (the “PBF Board”) adopted resolutions authorizing certain officers of PBF Energy to communicate, discuss and negotiate the terms of a potential business transaction with the conflicts committee of the board of directors of Issuer GP (the “GP Conflicts Committee”), with such potential business transaction involving PBF LLC or another subsidiary of PBF Energy acquiring all of the remaining Common Units not already owned by the Reporting Persons. Such PBF Board approval also included authorization to deliver a non-binding offer to the Issuer. As a result of this action, the Related Persons have a present plan that may result in one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

There can be no assurance that any offer will be made, that any discussions that may occur between PBF Energy and the Issuer or the GP Conflicts Committee with respect to the foregoing will result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, that it will result in the consummation of a transaction provided for in such definitive agreement. Discussions concerning a transaction may be terminated at any time and without prior notice. Entry into a definitive agreement concerning a transaction and the consummation of any such transaction is subject to a number of contingencies that are beyond the control of PBF Energy, including negotiations regarding consideration, satisfactory completion of due diligence, receipt of necessary approvals and the satisfaction of any conditions to the consummation of a transaction set forth in any such definitive agreement.

PBF Energy does not intend to disclose developments with respect to the foregoing, except as may be required by law, unless and until either (i) PBF Energy abandons its present plan with respect to a potential business transaction involving the Common Units, or (ii) the Issuer Board and the PBF Energy Board have approved a specific transaction, if any, and PBF Energy, PBF LLC, Issuer GP and the Issuer have then entered into a definitive agreement to effect such transaction. The foregoing is not intended to limit the matters previously disclosed in Item 4 of the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) The information contained on the cover pages of this Amendment No. 1 is incorporated herein by reference. Ownership percentages set forth in this Amendment No. 1 are based on a total of 62,597,855 Common Units of the Issuer outstanding as of April 22, 2022. As of the date hereof, the Reporting Persons beneficially own an aggregate of 29,953,631 Common Units of the Issuer, which represents approximately 47.9% of the total outstanding Common Units of the Issuer.

Neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Units for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days. The response to Item 4 of this Amendment No. 1 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

5	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2022

PBF Energy Inc.

By:	/s/ Trecia M. Canty
Name:	Trecia M. Canty
Title:	Senior Vice President, General Counsel and Secretary

PBF Energy Company LLC

By:	/s/ Trecia M. Canty
Name:	Trecia M. Canty
Title:	Senior Vice President, General Counsel and Secretary

Schedule I

Information regarding each director and executive officer of PBF Energy Inc. is set forth below.

PBF Energy Inc.
Name	Principal Occupation	Citizenship	Number of Common Units	Percentage of Common Units Outstanding
Directors
Thomas J. Nimbley	Chairman and Chief Executive Officer PBF Energy Inc.	U.S.	189,420	<0.5%
Spencer Abraham	Chief Executive Officer and Chairman The Abraham Group	U.S.	0	—
Wayne A. Budd	Senior Counsel Goodwin Procter LLP	U.S.	0	—
Karen Davis	Retired Executive Vice President and Chief Financial Officer of Western Refining, Inc.	U.S.	27,266	<0.5%
Paul J. Donahue, Jr.	Managing Partner and Co-Founder of Black Squirrel Partners	U.S.	0	—
S. Eugene Edwards	Retired Executive Vice President and Chief Development Officer Valero	U.S.	1,000	<0.5%
Robert J. Lavinia	Retired Chief Executive Officer Petroplus Holdings AG	U.S.	11,600	<0.5%
Kimberly S. Lubel	Retired Chairman, Chief Executive Officer and President CST Brands, Inc.	U.S.	0	—
George E. Ogden	Independent Refining and Marketing Consultant	U.S.	9,171	<0.5%
Executive Officers
Thomas J. Nimbley	Chairman and Chief Executive Officer	U.S.	189,420	<0.5%
Matthew C. Lucey	President	U.S.	87,330	<0.5%
C. Erik Young	Senior Vice President, Chief Financial Officer	U.S.	48,688	<0.5%
T. Paul Davis	Senior Vice President, Supply, Trading and Optimization	U.S.	42,262	<0.5%
Thomas L. O’Connor	Senior Vice President, Commodity Risk and Strategy	U.S.	48,423	<0.5%
Trecia M. Canty	Senior Vice President, General Counsel and Secretary	U.S.	40,851	<0.5%
Steven Steach	Senior Vice President, Refining	U.S.	16,055	<0.5%
James Fedena	Senior Vice President	U.S.	90,330	<0.5%
Wendy Ho Tai	Senior Vice President, Human Resources	U.S.	11,597	<0.5%